June 8, 2011

BY: EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Terence O’Brien
Accounting Branch Chief

Dear Mr. O’Brien:

Re:	Valcent Products Inc. (the “Company”) March 31, 2010 audited financial statements

It is the Company’s intention to respond to your letter dated May 04, 2011 within ten business days from June 06, 2011.
Yours sincerely,
VALCENT PRODUCTS INC.

/s/ John N. Hamilton
John N. Hamilton
CFO